SECURITI SSION

03012661

50 3/5/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-029678

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN HERITAGE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S. MAIN STREET SUITE 601
(No. and Street)

AKRON, OHIO 44308
(City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 03 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDGAR G INGRAHAM 330-535-0881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUX & ASSOCIATES, CPA INC. LUX, RALPH EDWARD
(Name – *if individual, state last, first, middle name*)

867 MOE DRIVE SUITE E AKRON, OHIO 44310
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EDGAR G INGRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN HERITAGE SECURITIES INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X [signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

NOTARIAL SEAL STATE OF OHIO

JOY D. YOHO, Notary Public
Residence - Portage County
State of Ohio
My Commission Expires Dec. 18, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. /BALANCE SHEET
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. NOT APPLICABLE
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. NOT APPLICABLE
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. NOT APPLICABLE
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. NOT APPLICABLE
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN HERITAGE SECURITIES, INC.
Akron, Ohio

AUDITED FINANCIAL STATEMENT
with
Accountant's Audited Report

for the
Year Ended December 31, 2002

LUX & ASSOCIATES CPA, INC.

867 Moe Drive Suite E
Akron, Ohio 44310
(330) 633-5259
Fax (330) 630-0447
www.luxcpa.com

CPA'S, CONSULTANTS & BUSINESS DEVELOPMENT SPECIALISTS

Board of Directors
American Heritage Securities, Inc.
Akron, Ohio 44308

We have examined the Balance Sheet of American Heritage Securities, Inc. as of December 31, 2002, and the related Statements of Income, Retained Earnings, and Changes in Financial Position for the year then ended. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

These statements are to comply with the annual audit report required by the Securities and Exchange Commission form X-17A-5 Part III. In addition to the above listed statements this report also includes a Statement of Changes in Liabilities, and a computation of Net Capital.

In our opinion the aforementioned financial statements, computations, and supplemental findings, present fairly the financial position of American Heritage Securities, Inc. at December 31, 2002, and the results of its operation and the changes in financial position for the year then ended in conformity with generally accepted accounting principles.

Lux & Associates CPA Inc.

February 14, 2003

Dennis Lux, Accounting / Management Services **Ralph Lux,** Tax / Financial Services

AMERICAN HERITAGE SECURITIES INC
Balance Sheet
As Of December 31, 2002

ASSETS

CURRENT ASSETS		
Cash On Hand And In Banks	$	120,403
Accounts Receivable		3,469
Cash Deposit-CRD		188
TOTAL CURRENT ASSETS		124,060
FIXED ASSETS		
Automobile		57,558
Leasehold Improvements		143
Furniture and Fixtures		22,773
Less Accumulated Depreciation		(53,171)
TOTAL FIXED ASSETS		27,303
OTHER ASSETS		
Deposits-Clearing		28,229
Deposit-Workers Compensation		10
Investment		92,004
TOTAL OTHER ASSETS		120,243
TOTAL ASSETS	$	271,606

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable-Trade	$	616
Accrued Payroll		1,500
Withheld and Accrued Payroll Taxes		1,522
TOTAL CURRENT LIABILITIES		3,638
STOCKHOLDER'S EQUITY		
Capital Stock		45,000
Retained Earnings		222,968
TOTAL STOCKHOLDER'S EQUITY		267,968
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	271,606

See accompanying notes and accountants' report.

AMERICAN HERITAGE SECURITIES INC
STATEMENT OF RETAINED EARNINGS
For The Year Ended December 31, 2002

BEGINNING RETAINED EARNINGS	$	220,944
NET INCOME (LOSS)		2,024
ENDING RETAINED EARNINGS	$	222,968

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES INC
Statement of Income
For The Year Ended December 31, 2002

			%
REVENUE			
Commissions Earned	$	61,813	75.97
Miscellaneous Income		19,556	24.03
TOTAL REVENUE		81,369	100.00
OPERATING EXPENSES			
Salaries and Wages		35,238	43.31
Advertising		398	0.49
Automobile Expense		1,461	1.80
Commission Expense		12,917	15.87
Contributions		100	0.12
Depreciation Expense		2,105	2.59
Dues and Subscriptions		10	0.01
Insurance		493	0.61
Legal and Accounting		729	0.90
Office & Postage		2,351	2.89
Other Operating Expenses		598	0.73
Payroll Taxes		4,600	5.65
Professional Development		25	0.03
Registration Fees		1,466	1.80
Rents		6,276	7.71
Repairs and Maintenance		129	0.16
Travel		293	0.36
Utilities		2,568	3.16
Information Services		807	0.99
Pension Plan		1,057	1.30
TOTAL OPERATING EXPENSES		73,621	90.48
INCOME (LOSS) FROM OPERATIONS		7,748	9.52
OTHER INCOME and (EXPENSE)			
Interest/Dividend Income		7,383	9.07
Gain on Sale of Equipment		(11,709)	(14.39)
TOTAL OTHER INCOME AND (EXPENSE)		(4,326)	(5.32)
INCOME (LOSS) BEFORE TAXES		3,422	4.21
PROVISION FOR TAXES			
Provision For Federal Income Tax		1,398	1.72
TOTAL PROVISION FOR TAXES		1,398	1.72
NET INCOME (LOSS)	$	2,024	2.49

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 2,024.	
ADJUSTMENT TO RECONCILE NET INCOME (LOSS) TO NET CASH:		
Depreciation	60.	
Section 179 write off	2,045.	
(Increase) Decrease In:		
Accounts Receivable	(509.)	
Other Assets	(36.)	
Increase (Decrease) In:		
Accounts Payable	(132.)	
Accrued & Withheld Taxes & Expenses	547.	
NET CASH PROVIDED (USED) BY OPERATIONS		$ 3,999.
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of new equipment	$(2,046.)	
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		$(2,046.)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in securities decreased	$ 8,920.	
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		$ 8,920.
NET INCREASE (DECREASE) IN CASH		$ 10,873.
CASH AT BEGINNING OF PERIOD		109,530.
CASH AT END OF PERIOD		$ 120,403.

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

A) INCORPORATION AND ACCOUNTING INFORMATION:

The company is incorporated under the laws of the State of Ohio. It located the principal office in Akron, Ohio and was authorized to do business as of December 17, 1991. Capital stock was issued on January 6, 1992. The books, records and income tax return are maintained on the accrual method of accounting.

B) EQUIPMENT AND DEPRECIATION:

Equipment is carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts and the net difference less any amount realized from the disposition is reflected in earnings.

Maintenance and repairs, including the replacement of minor items are expenses as incurred, and major additions to equipment are capitalized. Depreciation is calculated on the straight-line, ACRS or MACRS method over the estimated useful life of the assets. The company also takes advantage of the IRS section 179 regulation permitting a total write-off of assets during the year of acquisition within certain dollar limits. The current year depreciation charged to expense is $ 60. The section 179 write-off of assets for the current year is $ 2,045.

C) TAXES ON INCOME:

On the profit of $ 3,422. the company has a federal income tax due of $ 1,398.

Part IIA - .

STATEMENT OF CHANGES

01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			265,945 [4240]
	A.	Net income (loss)		2,022 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			267,967 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

OMPUTATION OF NET CAPITAL

	Total ownership equity from Statement of Financial Condition		267,967 [3480]
	Deduct ownership equity not allowable for Net Capital		[3490]
	Total ownership equity qualified for Net Capital		267,967 [3500]
	Add:		
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
B.	Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
	Total capital and allowable subordinated liabilities		267,967 [3530]
	Deductions and/or charges:		
A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C)	27,513 [3540]	
B.	Secured demand note deficiency	[3590]	
C.	Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
D.	Other deductions and/or charges	[3610]	-27,513 [3620]
	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
	Net capital before haircuts on securities positions		240,454 [3640]
	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A.	Contractual securities commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
1.	Exempted securities	[3735]	
2.	Debt securities	2,653 [3733]	
3.	Options	[3730]	
4.	Other securities	1,984 [3734]	
D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	

	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-4,637 [3740]
). Net Capital			235,817 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

art A

1.	*Minimum net capital required (6-2/3% of line 19)*	242 [3756]
2.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
3.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
4.	Excess net capital (line 10 less 13)	230,817 [3770]
5.	Excess net capital at 1000% (line 10 less 10% of line 19)	235,453 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

6.	Total A.I. liabilities from Statement of Financial Condition			3,638 [3790]
	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			3,638 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	2 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]